भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

082-4584

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 09.04.2009
Ref. No.: CO/S&B/SKT/2009/ 101

INFORMATION SUBMITTED UNDER RULE 14g3-2(b)

SUPPL

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35
SHAREHOLDING PATTERN AS ON 31st MARCH 2009

We enclose for your information a copy of our letter No.CO/S&B/SKT/2009/61 dated 09.04.2009 addressed to The Bombay Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

SEC
Mail Processing
Section
MAY 18 2009
Washington, DC
101

Yours faithfully,

General Manager

Encl. as above

09046253

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date: 09.04.2009
Ref. No.: CO/S&B/SKT/2009/61

Dear Sir/Madam,

LISTING AGREEMENT : CLAUSE 35
SHAREHOLDING PATTERN AS ON 31ST MARCH 2009

In terms of Clause 35 of the Listing Agreement, we enclose a copy of the shareholding pattern of the Bank as on 31st March 2009. We also enclose a soft copy of the same which is being e-mailed as well.

Yours faithfully,

General Manager

Encl. as above

Annexure II

Statement showing Shareholding Pattern

Name of the Company:		STATE BANK OF INDIA						
Code:	SE	Qtr -ended:	31-Mar-2009		Face Value	10.00		
Category code	Category Share Holder	Number of share Holders	Total Number of Shares	No Of sharesHeld in Dematerialised Form	Total sharehold of total number	ing as a percentage of shares	Share pledged or otherwise encumbered	
					As a percentage of (A+B)	As a percentage of (A+B+C)	Number of Shares	As a percentage (IX) =
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(VIII)/(IV)*100
(A)	Promoters and promoters Group							
1	Indian							
(a)	Individuals/Hindu Undivided Family	0	0	0	0	0.0000	0.000	0.0000
(b)	Central Government/State (	1	377,207,200	377,207,200	62.0660	59.4139	0.000	0.0000
(c)	Bodies Corporate	0	0	0	0.0000	0.0000	0.000	0.0000
(d)	Institutions	0	0	0	0.0000	0.0000	0.000	0.0000
(e)	Any Other (specify)	0	0	0	0.0000	0.0000	0.000	0.0000
Sub Total (A)(1)		1	377,207,200	377,207,200	62.0660	59.4139	0.0000	0.0000
2	Foreign							
(a)	Individuals/Foreign Individuals)	0	0	0	0.0000	0.0000	0.000	0.0000
(b)	Bodies Corporate	0	0	0	0.0000	0.0000	0.000	0.0000
(c)	Financial Institutions / Bank	0	0	0	0.0000	0.0000	0.000	0.0000
(d)	Any Other (specify)	0	0	0	0.0000	0.0000	0.000	0.0000
d-I		0	0	0	0.0000	0.0000	0.000	0.0000
d-ii		0	0	0	0.0000	0.0000	0.000	0.0000
Sub Total (A)(2)		0	0.000	0.000	0.0000	0.0000	0.0000	0.0000
	Promoter and Promoter Group (A)=(A)(1)+(A)(2)	1	377,207,200	377,207,200	62.0660	59.4139	0.0000	0.0000
(B)	Public shareholding						N.A	N.A
1	Institutions						N.A	N.A
(a)	Mutual Funds/UTI	311	34,021,793	33,992,813	5.5980	5.3588		
(b)	Financial Institutions / Bank	88	1,387,780	26,992,102	0.2283	0.2186		
(c)	Central Government/State (	3	122,428	470	0.0201	0.0193		
(d)	Venture Capital Funds	0	0	0	0.0000	0.0000		

भारतीय स्टेट बैंक / S.B.I. शेयर एवं बाण्ड विभाग Shares & Bonds Dept. CORPORATE CENTRE

DFS MUMBAI

(e)	Insurance Companies	24	67,673,606	42,054,794	11.1351	10.6593		
(f)	Foreign Institutional Investo	491	50,597,942	50,493,267	8.3254	7.9697		
(g)	Foreign Venture Capital Inv	0	0	0	0.0000	0.0000		
(h)	Any Other (specify)	0	0	0	0.0000	0.0000		
(h-i)		0	0	0	0.0000	0.0000		
(h-ii)		0	0	0	0.0000	0.0000		
	Sub Total (B) (1)	**917**	**153,803,649**	**153,533,446**	**25.3070**	**24.2256**		
2	**Non-institutions**						N.A	N.A
(a)	Bodies Corporate	4,828	32,167,422.000	32,078,333.000	5.2929	5.0667		
(b)	Individuals							
i)	holding nominal Shares capital up to Rs 1lakh	771,388	39,270,658	25,800,742	6.4616	6.1855		
ii)	holding nominal share capital in excess of Rs. 1 lakh	60	3,247,962	3,247,962	0.5344	0.5116		
(c)	Any Other (specify)	0	0	0	0.0000	0.0000		
(c-i)	Non Resident Indian	3,448	403,050	380,247	0.0663	0.0635		
(c-ii)	Trusts	151	292,649	263,159	0.0482	0.0461		
(c-iii)	OCB	4	1,120	720	0.0002	0.0002		
(c-iv)	Foreign National	4	297	297	0.0000	0.0000		
(c-v)	Foreign Body Corporates	3	131,386	131,386	0.0216	0.0207		
(c-vi)	Clearing Member	458	1,226,207	1,226,207	0.2018	0.1931		
	Sub Total (B)(2)	**780,344**	**76,740,751**	**63,129,053**	**12.6270**	**12.0874**		
	Shareholding Public Group (B)=(B)(1)+(B)(2)	**781,261**	**230,544,300**	**216,662,499**	**37.9340**	**36.3130**	N.A	N.A
	Total (A+B)	**781,262**	**607,751,500**	**593,869,699**	**100.0000**	**95.7270**		
(C)	**Custodians and against which Depository**	**1**	**27,128,722**	**27,128,722**	xxxx	**4.2730**	N.A	N.A
GRAND TOTAL (A)+(B)+ (C)		781,263	634,880,222	620,998,421	xxxx	100.0000		

(I)(b) **Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Share holding pattern Statement at para (I)(a) above}
1	PRESIDENT OF INDIA	377207200	59.414
2			0.0000
3			0.0000
4			0.0000
5			0.0000
6			0.0000
7			0.0000
8			0.0000
9			0.0000
10			0.0000
11			0.0000
TOTAL		377207200	59.414

भारतीय स्टेट बैंक / S.B.I. शेयर एवं बाण्ड विभाग Shares & Bonds Dept. कारपोरेट केंद्र CORPORATE CENTRE

(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	GDR	13564361	27128722	4.273
2				0.000
3				0.000
4				0.000
5				0.000
TOTAL		13564361	27128722	4.273

भारतीय स्टेट बैंक / S.B.I. ★ शेयर एवं बाण्ड विभाग Shares & Bonds Dept. ★ कारपोरेट केंद्र CORPORATE CENTRE

MUMBAI

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	GDR	27128722	4.273
TOTAL			27128722	4.273

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total
1	LIFE INSURANCE CORPORATION OF INDIA - GROUP	60,690,292	9.559
2	ICICI PRUDENTIAL LIFE INSURANCE COMPANY LTD	11,390,442	1.794
TOTAL		72,080,734	11.353

भारतीय स्टेट बैंक / S.B.I. ★ शेयर एवं बाण्ड विभाग Shares & Bonds Dept. ★ कारपोरेट केंद्र CORPORATE CENTRE

SBI DFHI LTD. MUMBAI.

(I)(d) **Statement showing details of lock in shares**

Sr. No.	Name of the shareholder	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in share holding pattern Statement at para (I)(a) above}
1	N / A	0	0.00
2			0.00
3			0.00
4			0.00
5			0.00
6			0.00
7			0.00
8			0.00
9			0.00
			0.00
			0.00
TOTAL		0	0.00

भारतीय स्टेट बैंक / S.B.I. ★ शेयर एवं बाण्ड विभाग Shares & Bonds Dept. कारपोरेट केंद्र CORPORATE CENTRE

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date: 29.04.2009
Ref. No.: CO/S&B/SKT/2009/ 284

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

FILE NO. 82.4524

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT :- CLAUSE 19
NOTICE TO STOCK EXCHANGES
CENTRAL BOARD'S MEETING ON 09.05.2009
CONSIDERATION OF DIVIDEND FOR FINANCIAL YEAR 2008-09

We enclose for your information, a copy of our letter No.CO/S&B/SKT/2009/275 dated 29th April, 2009 addressed to the Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

SEC Mail Processing Section
MAY 18 2009
Washington, DC
101

Yours faithfully,

General Manager

Encl: as above

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 29.04.2009
Ref. No.: CO/S&B/SKT/2009/275

FILE NO. 32.1524

Dear Sir/Madam,

LISTING AGREEMENT :- CLAUSE 19
NOTICE TO STOCK EXCHANGES
CENTRAL BOARD'S MEETING ON 09.05.2009
CONSIDERATION OF DIVIDEND FOR FINANCIAL YEAR 2008-09

In terms of Clause 19 of the Listing Agreement, we advise that in the meeting of the Bank's Central Board to be held on 09th May 2009, the proposal for declaration of dividend, if any, for the Financial Year 2008-09 is due to be considered.

Yours faithfully,

General Manager

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

Date :

Ref. No.:

11.05.2009

CO/S&B/SKT/2009/ 380

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
AUDITED WORKING RESULTS OF STATE BANK OF INDIA FOR THE YEAR ENDED 31st MARCH, 2009

We enclose for your information, a copy of our letter No.CO/S&B/SKT/2009/369 dated 11th May, 2009 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager

Encl. as above

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

Date :

Ref. No.:
11-05-2009

CO/S&B/JAIN/2009/369

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT
AUDITED WORKING RESULTS OF STATE BANK OF INDIA
FOR THE YEAR ENDED 31st MARCH, 2009

With further reference to our earlier letter no. CO/S&B/SKT/2009/315 dated 09.05.2009, we advise that the following information may be incorporated in column 20 (b) of the Audited Financial Results of the Bank for the quarter/year ended 31st March, 2009, while, there are no figures to report in column 20 (a) :

			Quarter/Year ended	
			31.03.2009	**31.03.2008**
20	**Promotors and Promotor Group Shareholding**			
	(b)	Non-encumbered		
		Number of Shares	377207200	377207200
		Percentage of Shares (as a percentage of the total shareholding of promoter and promotor group)	100%	100%
		Percentage of Shares (as a percentage of the total share capital of the company)	59.41%	59.73%

Yours faithfully,

General Manager

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 29.04.2009
Ref. No.: CO/S&B/SKT/2009/ 280

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
AUDITED RESULTS - 31st MARCH, 2009
CENTRAL BOARD'S MEETING ON 09.05.2009
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

We enclose for your information a copy of our letter No.CO/S&B/SKT/2009/268 dated 29th April, 2009 addressed to the Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

SEC
Mail Processing
Section
MAY 18 2009
Washington, DC
101

Yours faithfully,

General Manager

Encl: as above

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date 29.04.2009
Ref. No.: CO/S&B/SKT/2009/268

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT
AUDITED RESULTS - 31st MARCH, 2009
CENTRAL BOARD'S MEETING ON 09.05.2009
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

In terms of Clause 41 of the Listing Agreement, we advise that a meeting of the Bank's Central Board will be held on 09th May 2009 to take on record the audited working results of the Bank for the year ended on 31st March 2009. In terms of Clause 31(c) of the Listing Agreement, we also enclose for your information, three copies of the press release being issued in connection with convening of the meeting on 09th May 2009.

Yours faithfully,

General Manager

Encl. as above

PRESS RELEASE

State Bank of India
Central Office, Mumbai 400 021.

FILE NO. 82.4524

A meeting of the Central Board of the Bank will be held on the 9th May 2009 at Kolkata to approve the audited working results of the Bank for the year ended the 31st March 2009.

(O. P. BHATT)
CHAIRMAN

Mumbai
Date :

S & B Deptt.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 09.05.2009
Ref. No.: CO/S&B/SKT/2009/316A

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
AUDITED WORKING RESULTS OF STATE BANK OF INDIA
FOR THE YEAR ENDED 31st MARCH, 2009

We enclose for your information, a copy of our letter No.CO/S&B/SKT/2009/315 dated 9th May, 2009 addressed to Bombay Stock Exchange Ltd., Mumbai, alongwith a copy of the audited working results of the Bank for the year ended the 31st March, 2009.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager

Encl. as above

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 09-05-2009
Ref. No.: CO/S&B/SKT/2009/315

Dear Sir/Madam,

FILE NO. 82.4524

LISTING AGREEMENT
AUDITED WORKING RESULTS OF STATE BANK OF INDIA FOR THE YEAR ENDED 31st MARCH, 2009

In terms of Clause 41 of the Listing Agreement, we forward herewith a copy of the audited working results of the Bank for year ended the 31st March, 2009, taken on record by the Central Board of the Bank at its meeting held on date.

Yours faithfully,

General Manager

Encl. as above

FILE NO. 82.4524

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31st MARCH 2009

Rs. in crores

	Particulars	Quarter ended 31.03.2009	Quarter ended 31.03.2008	Year ended 31.03.2009	Year ended 31.03.2008	Consolidated Year Ended 31.03.2009	Consolidated Year Ended 31.03.2008
1	Interest Earned (a)+(b)+(c)+(d)	17342.39	13576.73	63788.43	48950.31	91657.01	71495.92
	(a) Interest/discount on advances/bills	12883.61	9603.47	46404.71	35228.11	67285.12	53920.07
	(b) Income on Investments	4230.88	3211.76	15574.11	11844.16	22079.30	17406.32
	(c) Interest on balances with Reserve Bank of India and other interbank funds	880.16	218.80	1474.38	1200.08	1783.50	1442.55
	(d) Others	147.74	542.79	335.23	577.96	519.09	726.88
2	Other Income	4718.22	2817.20	12690.79	8694.93	21426.08	18722.99
3	TOTAL INCOME (1+2)	22060.61	16393.93	76479.22	57645.24	113083.09	90218.91
4	Interest Expended	12800.45	8776.14	42915.29	31929.08	62626.46	47944.04
5	Operating Expenses (i) + (ii)	4283.11	3244.66	15648.70	12508.61	26201.15	23943.23
	(i) Employee cost	2349.60	1569.66	9747.31	7785.87	12626.62	10457.51
	(ii) Other Operating Expenses	1933.51	1675.00	5901.39	4822.74	13574.53	13485.72
6	TOTAL EXPENDITURE (4)+(5) excluding Provisions and Contingencies	16783.56	12020.80	58563.99	44537.69	88827.61	71887.27
7	OPERATING PROFIT (3 - 6) before Provisions and Contingencies	5277.05	4373.13	17915.23	13107.55	24265.48	18331.54
8	Provisions (other than tax) and Contingencies	1377.66	1619.14	3734.57	2669.65	6000.08	4340.97
	- of which provisions for Non-performing assets	1178.72	1366.98	2474.97	2000.34	3616.30	2804.05
9	Exceptional Items				0.00	370.57	0.00
10	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX (7-8-9)	3899.39	2753.99	14180.66	10438.90	17894.83	13990.57
11	Tax expense	1157.08	870.74	5059.42	3709.78	6721.77	4777.73
12	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (10-11)	2742.31	1883.25	9121.24	6729.12	11173.06	9212.84
13	Extraordinary items (net of tax expense)		0.00		0.00	0.00	0.00
14	NET PROFIT FOR THE PERIOD (12-13)	2742.31	1883.25	9121.24	6729.12	11173.06	9212.84
	Share of Minority	[redacted]				217.78	252.23
15	NET PROFIT AFTER MINORITY INTEREST					10955.28	8960.61
16	Paid-up equity Share Capital (Face Value of Rs 10 per share)	634.88	631.47	634.88	631.47	634.88	631.47
17	Reserves excluding Revaluation Reserves (as per balance sheet of previous accounting year)	57312.81	48401.19	57312.81	48401.19	71755.61	60604.51
18	Analytical Ratios						
	(i) Percentage of shares held by Government of India	59.41%	59.73%	59.41%	59.73%	59.41%	59.73%
	(ii) Capital Adequacy Ratio						
	Basel I	12.97%	13.54%	12.97%	13.54%	[redacted]	
	Basel II	14.56%		14.25%			
	(iii) Earnings Per Share (EPS) (in Rs)						
	(a) Basic and diluted EPS before Extraordinary items (net of tax expense)	43.23	34.65/34.82	143.77	126.82/126.60	172.84	168.61/166.45
	(b) Basic and diluted EPS after Extraordinary items	(not annualised) 43.23	(not annualised) 34.65/34.82	143.77	126.82/126.60	172.84	168.61/166.45
	(iv) NPA Ratios						
	(a) Amount of gross non-performing assets	15588.60	12837.34	15588.60	12837.34	[redacted]	
	(b) Amount of net non performing assets	9552.02	7424.33	9552.02	7424.33		
	(c) % of gross NPAs	2.84%	3.04%	2.84%	3.04%		
	(d) % of net NPAs	1.76%	1.78%	1.76%	1.78%		
	(v) Return on Assets (Annualised)	1.04%	1.01%	1.04%	1.01%		
19	Public Shareholding						
	- No of shares	[illegible]	[illegible]	[illegible]	[illegible]		
	Percentage of Shareholding	40.59%	40.27%	40.59%	40.27%		
20	Promoters and Promoter Group Shareholding						
	(a) Pledged/Encumbered						
	Number of Shares						
	Percentage of Shares (as a percentage of the total shareholding of promoter and promoter group)	N.A.					
	Percentage of Shares (as a percentage of the total share capital of the company)						
	(b) Non-encumbered						
	Number of Shares						
	Percentage of Shares (as a percentage of the total shareholding of promoter and promoter group)						
	Percentage of Shares (as a percentage of the total share capital of the company)						

STATE BANK OF INDIA

Central Office, Mumbai - 400 001.

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2009

Segment-wise Revenue, Results and Capital Employed

Part A. Primary Segments

Rs in crores

		Particulars	Year ended 31.03.2009	Year ended 31.03.2008
1		Segment Revenue (income)		
	a	Treasury	13109.88	13982.33
	b	Corporate / Wholesale Banking	30970.41	15662.77
	c	Retail Banking	32398.93	27654.45
		Less Inter Segmental Revenue		
		Total	76479.22	57299.55
2		Segment Result (Profit before tax)		
	a	Treasury	3744.64	1230.76
	b	Corporate / Wholesale Banking	5071.12	4961.26
	c	Retail Banking	7222.86	5617.52
		Total	16038.62	11809.54
		Add / Less: Unallocated	-1857.96	-1370.64
		Operating Profit	14180.66	10438.90
		Less: Tax	5059.42	3709.78
		Less: Extraordinary Profit / Loss		
		Net Profit	9121.24	6729.12
3*		Capital Employed		
	a	Treasury	19303.77	13166.77
	b	Corporate / Wholesale Banking	15672.85	29478.56
	c	Retail Banking	22971.07	6387.33
		Total	57947.69	49032.66

*Equity Capital is allocated between segments in proportion of the Assets of respective segments

Part B. Secondary Segments

Rs in crores

Geographic Segments	Domestic Operation		Foreign Operation		Total	
	Year ended		Year ended		Year ended	
Particulars	31.03.2009	31.03.2008	31.03.2009	31.03.2008	31.03.2009	31.03.2008
Revenue	71482.43	51493.43	4915.88	6151.80	76398.31	57645.24
Assets	856147.58	632845.94	108284.50	88660.37	964432.08	721506.31

1 The Central Board have declared a dividend of Rs. 29 per share (290%) for the year ended 31st March 2009

2 During the year State Bank of Saurashtra (SBS) was acquired by the Bank

3 During the year the Bank has issued 3409846 equity shares of Rs 10 each for cash at a premium of Rs 1580 per equity share aggregating to Rs. 542.17 crores to its employees under SBI Employees Share Purchase Scheme.

4 Number of investor's complaints received and disposed off during the quarter ended 31.03.2009
(i) pending at the beginning of the quarter-03 (ii) received during the quarter-76
(iii) disposed off during the quarter 79 (iv) outstanding at the end of the quarter-Nil

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date 06.04.2009
Ref. No.:
CO/S&B/SKT/2009/ 37

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT: CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/SKT/2009/37 dated 06.04.2009 addressed to the Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager

Encl. as above

SEC
Mail Processing
Section
MAY 18 2009
Washington, DC
101

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

FILE NO. 82.4524

Date : 06.04.2009

Ref. No.: CO/S&B/SKT/2009/37

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Dear Sir/Madam,

LISTING AGREEMENT: CLAUSE 36
INFRASTRUCTURE FUND
JOINT VENTURE WITH MACQUARIE AND IFC

In terms of Clause 36 of the Listing Agreement, we advise that the State Bank of India (SBI) and Macquarie Group Limited (Macquarie) today announced the launch of the Macquarie-SBI Infrastructure Fund (MSIF), which will invest in infrastructure projects in India.

International investors have committed US$887 million to MSIF alongside a direct co investment commitment of US$150 million by SBI, bringing total capital raised to US$1.037 billion.

MSIF will continue to raise capital during 2009, and together with Indian domestic institutions, the total capital is anticipated to be between US$2 billion and US$3 billion.

Foreign institutions will invest through MSIF and Indian domestic institutions will invest through a domestic entity called the SBI-Macquarie Infrastructure Trust (SMIT). MSIF and SMIT will invest together into infrastructure projects in India.

MSIF is managed by the SBI and Macquarie joint venture, with the International Finance Corporation (IFC), the private financing arm of the World Bank, as a minority shareholder and cornerstone investor in MSIF. SMIT will also be managed by the joint venture. The share holding in the Joint Venture shall be 45:45:10 between SBI, Macquarie and IFC respectively.

Cont.....

शेयर एवं बाण्ड विभाग Shares & Bonds Dept

FILE NO. 82.4524

SBI, Macquarie and IFC have committed US$150 million each to bring a total of US$450 million of sponsor commitments.
SBI and Macquarie bring a unique combination of local and international expertise to the joint venture. SBI is the largest project finance arranger in Asia and the largest lender in India with a deep knowledge of the country's infrastructure sector.

Macquarie is a leading owner and operator of infrastructure assets globally and brings to the joint venture its global expertise in the financing, development and operation of infrastructure assets.
Investments will be made in traditional infrastructure assets that generate long term identifiable cash flows, and that exhibit essential service characteristics.

These include roads, sea ports, airports, power generation, transmission and distribution, gas distribution, telecommunications and logistics businesses. Investments will include green-field projects as well as established operating businesses.

An investment pipeline has been identified and is under assessment. The sponsors anticipate further investment opportunities over the next two to three years, which corresponds with the investment period of MSIF.

Yours faithfully,

General Manager

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date: 04.04.2009
Ref. No.:
CO/S&B/SKT/2009/ 46

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT: CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/SKT/2009/29 dated 04.04.2009 addressed to the Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

SEC
Mail Processing
Section
MAY 18 2009
Washington, DC
101

General Manager

Encl. as above

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date: 04.04.2009
Ref. No.: CO/S&B/SKT/2009/29

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT: CLAUSE 36
STRIKE BY ALL INDIA STATE BANK OFFICERS' FEDERATION ON 8th AND 9th APRIL 2009

In terms of Clause 36 of the Listing Agreement, we advise that the All India State Bank officers' Federation has served a notice on us calling for two days strike on 8th & 9th April, 2009 by its members in the Bank to protest against non-fulfillment of their various demands. Bank is making efforts to minimize the inconvenience to its customers.

Yours faithfully,

General Manager

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date: 06.04.2009
Ref. No.: CO/S&B/SKT/2009/ 66

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

FILE NO. 82.4524

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT: CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/SKT/2009/54 dated 06.04.2009 addressed to the Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

SEC Mail Processing Section
MAY 18 2009
Washington, DC
101

General Manager

Encl. as above

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

Date :

Ref06.04.2009

CO/S&B/SKT/2009/54

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT: CLAUSE 36
WITHDRAWAL OF STRIKE BY ALL INDIA STATE BANK OFFICERS' FEDERATION ON 8th AND 9th APRIL 2009

We refer to our letter no. CO/S&B/SKT/2009/29 dated 04.042009 and advise that the All India State Bank officers' Federation has deferred two days strike on 8th & 9th April, 2009.

Yours faithfully,

General Manager

भारतीय स्टेट बैंक / S.B.I. शेयर एवं बाण्ड विभाग Shares & Bonds Dept. कार्पोरेट केंद्र CORPORATE CENTRE

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
100, Fifth Street, N.E.,
Washington D.C. 20549
U.S.A.

Date : 16.04.2009
Ref. No.: CO/S&B/SKT/2009/ 142

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
AUDITED WORKING RESULTS OF STATE BANK OF INDIA FOR THE YEAR ENDED 31ST MARCH, 2009

We enclose for your information a copy of our letter No. CO/S&B/SKT/2009/132 dated 16th April, 2009 addressed to the Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

SEC Mail Processing Section
MAY 18 2009
Washington, DC 101

Yours faithfully,

General Manager

Encl. as above

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date: 16.04.2009
Ref. No.: CO/S&B/SKT/2009/132

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT
AUDITED WORKING RESULTS OF STATE BANK OF INDIA
FOR THE YEAR ENDED 31ST MARCH, 2009

In terms of Clause 41 of the Listing Agreement with the Exchange, we have to advise that the audited working results of the Bank for the year ended 31st March 2009 will be published within a period of 3 months of the close of the accounting year. As such, the unaudited results for the quarter-ended 31.03.2009 will not be published and given to the Stock Exchanges.

Yours faithfully,

General Manager

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :09.04.2009

Ref. No.:
CO/S&B/SKT/2009/

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

FILE NO. 82.4524

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
SECRETARIAL AUDIT

We enclose for your information a copy of our letter No.CO/S&B/SKT/2009/94 dated the 09.04.2009 addressed to the Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager

Encl: as above

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 09.04.2009

Ref. No.:
CO/S&B/SKT/2009/94

FILE NO. 82.4524

Dear Sir/Madam,

SECRETARIAL AUDIT

In terms of Securities Exchange Board of India (SEBI)'s letter No. SMD/Policy/25475/2002 dated the 31st December, 2002, we forward herewith a certificate dated 3rd April 2009 issued by M/s Batliboi & Purohit., Chartered Accountants, for the quarter ended 31.03.2009, who have conducted Secretarial Audit of the Bank's capital and certified that:

i) Total number of shares held in NSDL, CDSL and in physical form are:

a) Total equity shares held in physical form	1,38,81,801
b) Total equity shares held in dematerialized form	62,09,98,421
Total	**63,48,80,222**

ii) The Register of Members (RoM) is updated.
iii) All demat requests received during the quarter have been processed within 21 days.

Yours faithfully,

General Manager

Encl. as above

STATE BANK OF INDIA

SHARE COMPLIANCE AUDIT REPORT

FILE NO. 82.4524

We have checked the Equity Shares issued by State Bank of India held in physical and dematerialized form as at 31st March , 2009. The record of physical shares is maintained by the Registrar and Transfer Agent Datamatics Financial Software Services Limited and dematerialized shares data has been downloaded from CDSL and NSDL. The details as required by Regulation 55A of the SEBI (Depositories and Participants) Regulations, 1996 are provided as under:

1.	For the quarter ended	:	31st March, 2009
2.	ISIN	:	INE062 A01012
3.	Face Value	:	Rs. 10/-
4.	Name of the Company	:	State Bank of India
5.	Registered Office address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.
6.	Correspondence Address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.
7.	Telephone & Fax Nos.	:	22883888 / 22855348
8.	E-mail address	:	gm.snb@sbi.co.in
9.	Names of the Stock Exchange where the company's securities are listed.	:	BSE, NSE, Ahmedabad SE, Chennai SE, Kolkatta SE, Delhi SE
10.	Issued Capital	:	Number of shares : 63,48,80,222 % of total listed Capital : 100 %

FILE NO. 82.4524

11.	Listed Capital (Exchange-wise) (as per company records) **	:	Number of shares % of total listed Capital	: 63,48,80,222 : 100 %
12.	Held in dematerialized form in CDSL	:	Number of shares % of total listed Capital	: 41,29,77,779 : 65.05 %
13.	Held in dematerialized form in NSDL	:	Number of shares % of total listed Capital	: 20,80,20,642 : 32.76 %
14.	Physical	:	Number of shares % of total listed Capital	: 13881801 : 2.19%
15.	Total No. of shares (12 + 13 + 14)	:	63,48,80,222	
16.	Reasons for difference if any, between (10 & 11) – (10 & 16) (11 & 16)	:	Not Applicable	
18.	Certifying the details of changes in share capital during the quarter under consideration as per table below:			

Particulars	No. of Shares	Applied / Not applied for listing	Listed on stock Exchanges (specify names)	Whether intimated to CDSL	Whether intimated to NSDL	In Principal Approval pending for SE (Specify names)
Not Applicable						

*** Rights, Bonus, Preferential Issue, ESOPs , Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)

FILE NO. 82.4524

19	Register of members is updated (Yes / No). If yes updated upto which date	:	Yes. 31st March 2009
20.	Reference of previous quarter with regards to excess Dematerialized Shares, if any	:	Nil
21	Has the company resolved the matter mentioned in point No. 19 above in the current quarter? If not, reason why?	:	Not applicable
22.	Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests ending beyond 21 days with the reasons for delay.	:	Based on test check, we have observed that during this quarter all demat requests have been processed within 21 days

Particulars	No. of requests	No. of Shares	Reasons for delay
Total No. of demat requests confirmed after 21 days	Nil	Nil	Nil
Pending for more than 21 days	Nil	Nil	Nil

23.	Name, telephone & fax No. of the Compliance Officer of the Company	:	Mr. Mrinal Shanker GM Compliance Tel. No. 22741450 / 22021392
24.	Name, address, Tel. & Fax No., Registration No. of the certifying CA/CS	:	M/s. Batliboi & Purohit, Chartered Accountants, National Insurance Bldg., 204, D.N. Road, Fort, Mumbai 400 001. 22077941 / 42 Fax No. 22074260 Reg. No. 101048 W

FILE NO. 82.4524

25.	Appointment of common agency for share registry work	:	Datamatics Financial Software Services Ltd., Plot No. A-16/17, Part B Cross Lane, MIDC Marol, Andheri (East), Mumbai 400 093.
26.	Any other details that the CA / CS may like to provide (eg. BIFR Company, delisting from SE	:	Nil

For Batliboi & Purohit,
Chartered Accountants,

(Parag Hangekar)
Partner
Membership No. 110096

Place : Mumbai
Dated : 03.04.2009